[This reference is to an article on Recode.Net available at https://www.recode.net/2018/5/12/17345502/amazon-jeff-bezos-rooney-rule-diversity-proposal-board-iss-glass-lewis ]

[This reference is to an article on The Hill available at  http://thehill.com/policy/technology/387369-black-lawmakers-hammer-amazon-directors-opposition-diversity-rule]

[This reference is to an article from USA Today available at https://www.usatoday.com/story/tech/2018/05/14/amazon-shifts-commits-interviewing-women-minorities-board/608188002/ ]

[This reference is to an article from Barrons available at  https://www.barrons.com/articles/amazon-vows-to-include-females-minorities-in-board-search-1526339995 ]